UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SOLAR POWER, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
83490A100
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
☐ Rule 13d-1(b)
☒Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83490A100
1	NAME OF REPORTING PERSON: WS Capital, L.L.C. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0*
	6	SHARED VOTING POWER: 1,129,816*
	7	SOLE DISPOSITIVE POWER: 0*
	8	SHARED DISPOSITIVE POWER: 1,129,816*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,129,816*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.0%*
12	TYPE OF REPORTING PERSON HC/OO
* Based on information set forth in the Prospectus of Solar Power, Inc. (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on January 22, 2008, there were 37,523,911 shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), issued and outstanding as of December 20, 2007. As of December 31, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”) owned (i) 57,147 Shares, and (ii) warrants to purchase 3,404 Shares, Walker Smith Capital (Q.P.), L.P. (“WSCQP”) owned (i) 365,459 Shares, and (ii) warrants to purchase 22,398 Shares, Walker Smith International Fund, Ltd. (“WS International”) owned (i) 507,476 Shares, and (ii) warrants to purchase 34,883 Shares, and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the “WS Funds”) owned (i) 199,734 Shares, and (ii) warrants to purchase 14,320 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, Walker Smith Opportunity Fund, L.P. (“WSO”) owned (i) 407,628 Shares, and (ii) warrants to purchase 21,578 Shares, Walker Smith Opportunity Fund (Q.P.), L.P. (“WSOQP”) owned (i) 380,012 Shares, and (ii) warrants to purchase 20,194 Shares, and Walker Smith Opportunity Fund

International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned (i) 517,644 Shares, and (ii) warrants to purchase 27,463 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP, the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, Patrick P. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSVM, WSV Capital, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. The warrants contain an issuance limitation prohibiting the warrant holder from exercising those securities to the extent that such exercise would result in beneficial ownership by the warrant holder and its affiliates of more than 4.99% of the Shares then issued and outstanding (including for such purpose the Shares issuable upon exercise) (the “4.99% Issuance Limitation”). The 4.99% Issuance Limitation may be waived by the warrant holder, at the election of the warrant holder, upon not less than 61 days’ prior notice to the Company. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) WSC Management and WS Capital are deemed to beneficially own 1,129,816 Shares, or approximately 3.0% of the Shares Deemed issued and outstanding as of the Reporting Date, (ii) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 2,435,100 Shares, or approximately 6.5% of the Shares deemed issued and outstanding as of the Reporting Date, and (iii) WSV, WSVM and Mr. Patrick P. Walker are deemed to beneficially own 1,305,284 Shares, or approximately 3.5% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No. 83490A100
1	NAME OF REPORTING PERSON: WS Capital Management, L.P. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0*
	6	SHARED VOTING POWER: 1,129,816*
	7	SOLE DISPOSITIVE POWER: 0*
	8	SHARED DISPOSITIVE POWER: 1,129,816*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,129,816*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.0%*
12	TYPE OF REPORTING PERSON IA/PN
* Based on information set forth in the Prospectus of Solar Power, Inc. (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on January 22, 2008, there were 37,523,911 shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), issued and outstanding as of December 20, 2007. As of December 31, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”) owned (i) 57,147 Shares, and (ii) warrants to purchase 3,404 Shares, Walker Smith Capital (Q.P.), L.P. (“WSCQP”) owned (i) 365,459 Shares, and (ii) warrants to purchase 22,398 Shares, Walker Smith International Fund, Ltd. (“WS International”) owned (i) 507,476 Shares, and (ii) warrants to purchase 34,883 Shares, and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the “WS Funds”) owned (i) 199,734 Shares, and (ii) warrants to purchase 14,320 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, Walker Smith Opportunity Fund, L.P. (“WSO”) owned (i) 407,628 Shares, and (ii) warrants to purchase 21,578 Shares, Walker Smith Opportunity Fund (Q.P.), L.P. (“WSOQP”) owned (i) 380,012 Shares, and (ii) warrants to purchase 20,194 Shares, and Walker Smith Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned (i)

517,644 Shares, and (ii) warrants to purchase 27,463 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP, the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, Patrick P. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSVM, WSV Capital, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. The warrants contain an issuance limitation prohibiting the warrant holder from exercising those securities to the extent that such exercise would result in beneficial ownership by the warrant holder and its affiliates of more than 4.99% of the Shares then issued and outstanding (including for such purpose the Shares issuable upon exercise) (the “4.99% Issuance Limitation”). The 4.99% Issuance Limitation may be waived by the warrant holder, at the election of the warrant holder, upon not less than 61 days’ prior notice to the Company. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) WSC Management and WS Capital are deemed to beneficially own 1,129,816 Shares, or approximately 3.0% of the Shares Deemed issued and outstanding as of the Reporting Date, (ii) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 2,435,100 Shares, or approximately 6.5% of the Shares deemed issued and outstanding as of the Reporting Date, and (iii) WSV, WSVM and Mr. Patrick P. Walker are deemed to beneficially own 1,305,284 Shares, or approximately 3.5% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No. 83490A100
1	NAME OF REPORTING PERSON: WSV Management, L.L.C. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0*
	6	SHARED VOTING POWER: 1,305,284*
	7	SOLE DISPOSITIVE POWER: 0*
	8	SHARED DISPOSITIVE POWER: 1,305,284*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,305,284*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.5%*
12	TYPE OF REPORTING PERSON HC/OO
* Based on information set forth in the Prospectus of Solar Power, Inc. (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on January 22, 2008, there were 37,523,911 shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), issued and outstanding as of December 20, 2007. As of December 31, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”) owned (i) 57,147 Shares, and (ii) warrants to purchase 3,404 Shares, Walker Smith Capital (Q.P.), L.P. (“WSCQP”) owned (i) 365,459 Shares, and (ii) warrants to purchase 22,398 Shares, Walker Smith International Fund, Ltd. (“WS International”) owned (i) 507,476 Shares, and (ii) warrants to purchase 34,883 Shares, and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the “WS Funds”) owned (i) 199,734 Shares, and (ii) warrants to purchase 14,320 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, Walker Smith Opportunity Fund, L.P. (“WSO”) owned (i) 407,628 Shares, and (ii) warrants to purchase 21,578 Shares, Walker Smith Opportunity Fund (Q.P.), L.P. (“WSOQP”) owned (i) 380,012 Shares, and (ii) warrants to purchase 20,194 Shares, and Walker Smith Opportunity Fund

International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned (i) 517,644 Shares, and (ii) warrants to purchase 27,463 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP, the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, Patrick P. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSVM, WSV Capital, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. The warrants contain an issuance limitation prohibiting the warrant holder from exercising those securities to the extent that such exercise would result in beneficial ownership by the warrant holder and its affiliates of more than 4.99% of the Shares then issued and outstanding (including for such purpose the Shares issuable upon exercise) (the “4.99% Issuance Limitation”). The 4.99% Issuance Limitation may be waived by the warrant holder, at the election of the warrant holder, upon not less than 61 days’ prior notice to the Company. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) WSC Management and WS Capital are deemed to beneficially own 1,129,816 Shares, or approximately 3.0% of the Shares Deemed issued and outstanding as of the Reporting Date, (ii) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 2,435,100 Shares, or approximately 6.5% of the Shares deemed issued and outstanding as of the Reporting Date, and (iii) WSV, WSVM and Mr. Patrick P. Walker are deemed to beneficially own 1,305,284 Shares, or approximately 3.5% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No. 83490A100
1	NAME OF REPORTING PERSON: WS Ventures Management, L.P. I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0*
	6	SHARED VOTING POWER: 1,305,284*
	7	SOLE DISPOSITIVE POWER: 0*
	8	SHARED DISPOSITIVE POWER: 1,305,284*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,305,284*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.5%*
12	TYPE OF REPORTING PERSON IA/PN

* Based on information set forth in the Prospectus of Solar Power, Inc. (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on January 22, 2008, there were 37,523,911 shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), issued and outstanding as of December 20, 2007. As of December 31, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”) owned (i) 57,147 Shares, and (ii) warrants to purchase 3,404 Shares, Walker Smith Capital (Q.P.), L.P. (“WSCQP”) owned (i) 365,459 Shares, and (ii) warrants to purchase 22,398 Shares, Walker Smith International Fund, Ltd. (“WS International”) owned (i) 507,476 Shares, and (ii) warrants to purchase 34,883 Shares, and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the “WS Funds”) owned (i) 199,734 Shares, and (ii) warrants to purchase 14,320 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, Walker Smith Opportunity Fund, L.P. (“WSO”) owned (i) 407,628 Shares, and (ii) warrants to purchase 21,578 Shares, Walker Smith Opportunity Fund (Q.P.), L.P. (“WSOQP”) owned (i) 380,012 Shares, and (ii) warrants to purchase 20,194 Shares, and Walker Smith Opportunity Fund

International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned (i) 517,644 Shares, and (ii) warrants to purchase 27,463 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP, the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, Patrick P. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSVM, WSV Capital, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. The warrants contain an issuance limitation prohibiting the warrant holder from exercising those securities to the extent that such exercise would result in beneficial ownership by the warrant holder and its affiliates of more than 4.99% of the Shares then issued and outstanding (including for such purpose the Shares issuable upon exercise) (the “4.99% Issuance Limitation”). The 4.99% Issuance Limitation may be waived by the warrant holder, at the election of the warrant holder, upon not less than 61 days’ prior notice to the Company. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) WSC Management and WS Capital are deemed to beneficially own 1,129,816 Shares, or approximately 3.0% of the Shares Deemed issued and outstanding as of the Reporting Date, (ii) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 2,435,100 Shares, or approximately 6.5% of the Shares deemed issued and outstanding as of the Reporting Date, and (iii) WSV, WSVM and Mr. Patrick P. Walker are deemed to beneficially own 1,305,284 Shares, or approximately 3.5% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No. 83490A100
1	NAME OF REPORTING PERSON: Reid S. Walker I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0*
	6	SHARED VOTING POWER: 2,435,100*
	7	SOLE DISPOSITIVE POWER: 0*
	8	SHARED DISPOSITIVE POWER: 2,435,100*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,435,100*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5%*
12	TYPE OF REPORTING PERSON IN

* Based on information set forth in the Prospectus of Solar Power, Inc. (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on January 22, 2008, there were 37,523,911 shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), issued and outstanding as of December 20, 2007. As of December 31, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”) owned (i) 57,147 Shares, and (ii) warrants to purchase 3,404 Shares, Walker Smith Capital (Q.P.), L.P. (“WSCQP”) owned (i) 365,459 Shares, and (ii) warrants to purchase 22,398 Shares, Walker Smith International Fund, Ltd. (“WS International”) owned (i) 507,476 Shares, and (ii) warrants to purchase 34,883 Shares, and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the “WS Funds”) owned (i) 199,734 Shares, and (ii) warrants to purchase 14,320 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, Walker Smith Opportunity Fund, L.P. (“WSO”) owned (i) 407,628 Shares, and (ii) warrants to purchase 21,578 Shares, Walker Smith Opportunity Fund (Q.P.), L.P. (“WSOQP”)

owned (i) 380,012 Shares, and (ii) warrants to purchase 20,194 Shares, and Walker Smith Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned (i) 517,644 Shares, and (ii) warrants to purchase 27,463 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP, the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, Patrick P. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSVM, WSV Capital, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. The warrants contain an issuance limitation prohibiting the warrant holder from exercising those securities to the extent that such exercise would result in beneficial ownership by the warrant holder and its affiliates of more than 4.99% of the Shares then issued and outstanding (including for such purpose the Shares issuable upon exercise) (the “4.99% Issuance Limitation”). The 4.99% Issuance Limitation may be waived by the warrant holder, at the election of the warrant holder, upon not less than 61 days’ prior notice to the Company. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) WSC Management and WS Capital are deemed to beneficially own 1,129,816 Shares, or approximately 3.0% of the Shares Deemed issued and outstanding as of the Reporting Date, (ii) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 2,435,100 Shares, or approximately 6.5% of the Shares deemed issued and outstanding as of the Reporting Date, and (iii) WSV, WSVM and Mr. Patrick P. Walker are deemed to beneficially own 1,305,284 Shares, or approximately 3.5% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No. 83490A100
1	NAME OF REPORTING PERSON: G. Stacy Smith I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0*
	6	SHARED VOTING POWER: 2,435,100*
	7	SOLE DISPOSITIVE POWER: 0*
	8	SHARED DISPOSITIVE POWER: 2,435,100*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,435,100*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5%*
12	TYPE OF REPORTING PERSON IN
* Based on information set forth in the Prospectus of Solar Power, Inc. (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on January 22, 2008, there were 37,523,911 shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), issued and outstanding as of December 20, 2007. As of December 31, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”) owned (i) 57,147 Shares, and (ii) warrants to purchase 3,404 Shares, Walker Smith Capital (Q.P.), L.P. (“WSCQP”) owned (i) 365,459 Shares, and (ii) warrants to purchase 22,398 Shares, Walker Smith International Fund, Ltd. (“WS International”) owned (i) 507,476 Shares, and (ii) warrants to purchase 34,883 Shares, and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the “WS Funds”) owned (i) 199,734 Shares, and (ii) warrants to purchase 14,320 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, Walker Smith Opportunity Fund, L.P. (“WSO”) owned (i) 407,628 Shares, and (ii) warrants to purchase 21,578 Shares, Walker Smith Opportunity Fund (Q.P.), L.P. (“WSOQP”)

owned (i) 380,012 Shares, and (ii) warrants to purchase 20,194 Shares, and Walker Smith Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned (i) 517,644 Shares, and (ii) warrants to purchase 27,463 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP, the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, Patrick P. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSVM, WSV Capital, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. The warrants contain an issuance limitation prohibiting the warrant holder from exercising those securities to the extent that such exercise would result in beneficial ownership by the warrant holder and its affiliates of more than 4.99% of the Shares then issued and outstanding (including for such purpose the Shares issuable upon exercise) (the “4.99% Issuance Limitation”). The 4.99% Issuance Limitation may be waived by the warrant holder, at the election of the warrant holder, upon not less than 61 days’ prior notice to the Company. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) WSC Management and WS Capital are deemed to beneficially own 1,129,816 Shares, or approximately 3.0% of the Shares Deemed issued and outstanding as of the Reporting Date, (ii) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 2,435,100 Shares, or approximately 6.5% of the Shares deemed issued and outstanding as of the Reporting Date, and (iii) WSV, WSVM and Mr. Patrick P. Walker are deemed to beneficially own 1,305,284 Shares, or approximately 3.5% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

CUSIP No. 83490A100
1	NAME OF REPORTING PERSON: Patrick P. Walker I.R.S. Identification Nos. of above persons (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER: 0*
	6	SHARED VOTING POWER: 1,305,284*
	7	SOLE DISPOSITIVE POWER: 0*
	8	SHARED DISPOSITIVE POWER: 1,305,284*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,305,284*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.5%*
12	TYPE OF REPORTING PERSON IN

* Based on information set forth in the Prospectus of Solar Power, Inc. (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on January 22, 2008, there were 37,523,911 shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), issued and outstanding as of December 20, 2007. As of December 31, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”) owned (i) 57,147 Shares, and (ii) warrants to purchase 3,404 Shares, Walker Smith Capital (Q.P.), L.P. (“WSCQP”) owned (i) 365,459 Shares, and (ii) warrants to purchase 22,398 Shares, Walker Smith International Fund, Ltd. (“WS International”) owned (i) 507,476 Shares, and (ii) warrants to purchase 34,883 Shares, and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the “WS Funds”) owned (i) 199,734 Shares, and (ii) warrants to purchase 14,320 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, Walker Smith Opportunity Fund, L.P. (“WSO”) owned (i) 407,628 Shares, and (ii) warrants to purchase 21,578 Shares, Walker Smith Opportunity Fund (Q.P.), L.P. (“WSOQP”) owned (i) 380,012 Shares, and (ii) warrants to purchase 20,194 Shares, and Walker Smith Opportunity Fund

International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned (i) 517,644 Shares, and (ii) warrants to purchase 27,463 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP, the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, Patrick P. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSVM, WSV Capital, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. The warrants contain an issuance limitation prohibiting the warrant holder from exercising those securities to the extent that such exercise would result in beneficial ownership by the warrant holder and its affiliates of more than 4.99% of the Shares then issued and outstanding (including for such purpose the Shares issuable upon exercise) (the “4.99% Issuance Limitation”). The 4.99% Issuance Limitation may be waived by the warrant holder, at the election of the warrant holder, upon not less than 61 days’ prior notice to the Company. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) WSC Management and WS Capital are deemed to beneficially own 1,129,816 Shares, or approximately 3.0% of the Shares Deemed issued and outstanding as of the Reporting Date, (ii) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 2,435,100 Shares, or approximately 6.5% of the Shares deemed issued and outstanding as of the Reporting Date, and (iii) WSV, WSVM and Mr. Patrick P. Walker are deemed to beneficially own 1,305,284 Shares, or approximately 3.5% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

Item 1(a).	Name of Issuer: Solar Power, Inc.
Item 1(b).	Address of Issuer's Principal Executive Offices:
4080 Cavitt Stallman Road, Suite 100
Granite Bay, CA 95746
Item 2(a).	Name of Person Filing:
WS Capital, L.L.C.
WS Capital Management, L.P.
WSV Management, L.L.C.
WS Ventures Management, L.P.
Reid S. Walker
G. Stacy Smith
Patrick P. Walker

Item 2(b).	Address of Principal Business Office or if none, Residence:
300 Crescent Court, Suite 1111
Dallas, Texas 75201
Item 2(c).	Citizenship:
	WS Capital, L.L.C.:	Texas
	WS Capital Management, L.P:	Texas
	WSV Management, L.L.C.:	Texas
	WS Ventures Management, L.P:	Texas
	Reid S. Walker:	United States
	G. Stacy Smith:	United States
	Patrick P. Walker:	United States

Item 2(d).	Title of Class of Securities: Common stock, par value $0.0001 per share.
Item 2(e).	CUSIP Number: 83490A100
Item 3.	Not Applicable.
Item 4.	Ownership:
(a)	Amount Beneficially Owned:
	WS Capital, L.L.C.:	1,129,816*
	WS Capital Management, L.P.:	1,129,816*
	WSV Management, L.L.C.:	1,305,284*
	WS Ventures Management, L.P.:	1,305,284*
	Reid S. Walker:	2,435,100*
	G. Stacy Smith:	2,435,100*
	Patrick P. Walker:	1,305,284*

 * Based on information set forth in the Prospectus of Solar Power, Inc. (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on January 22, 2008, there were 37,523,911 shares of the Company’s

(b)	Percent of Class:
	WS Capital, L.L.C.:	3.0%*

common stock, par value $0.0001 per share (the “Shares”), issued and outstanding as of December 20, 2007. As of December 31, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”) owned (i) 57,147 Shares, and (ii) warrants to purchase 3,404 Shares, Walker Smith Capital (Q.P.), L.P. (“WSCQP”) owned (i) 365,459 Shares, and (ii) warrants to purchase 22,398 Shares, Walker Smith International Fund, Ltd. (“WS International”) owned (i) 507,476 Shares, and (ii) warrants to purchase 34,883 Shares, and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the “WS Funds”) owned (i) 199,734 Shares, and (ii) warrants to purchase 14,320 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, Walker Smith Opportunity Fund, L.P. (“WSO”) owned (i) 407,628 Shares, and (ii) warrants to purchase 21,578 Shares, Walker Smith Opportunity Fund (Q.P.), L.P. (“WSOQP”) owned (i) 380,012 Shares, and (ii) warrants to purchase 20,194 Shares, and Walker Smith Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned (i) 517,644 Shares, and (ii) warrants to purchase 27,463 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP, the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, Patrick P. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSVM, WSV Capital, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. The warrants contain an issuance limitation prohibiting the warrant holder from exercising those securities to the extent that such exercise would result in beneficial ownership by the warrant holder and its affiliates of more than 4.99% of the Shares then issued and outstanding (including for such purpose the Shares issuable upon exercise) (the “4.99% Issuance Limitation”). The 4.99% Issuance Limitation may be waived by the warrant holder, at the election of the warrant holder, upon not less than 61 days’ prior notice to the Company. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) WSC Management and WS Capital are deemed to beneficially own 1,129,816 Shares, or approximately 3.0% of the Shares Deemed issued and outstanding as of the Reporting Date, (ii) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 2,435,100 Shares, or approximately 6.5% of the Shares deemed issued and outstanding as of the Reporting Date, and (iii) WSV, WSVM and Mr. Patrick P. Walker are deemed to beneficially own 1,305,284 Shares, or approximately 3.5% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

WS Capital, L.L.C.:	3.0%*
WS Capital Management, L.P:	3.0%*
WSV Management, L.L.C.:	3.5%*
WS Ventures Management, L.P:	3.5%*
Reid S. Walker:	6.5%*
G. Stacy Smith:	6.5%*
Patrick P. Walker:	3.5%*

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:	0*
(ii)	shared power to vote or to direct the vote:
	WS Capital, L.L.C.:	1,129,816*

* Based on information set forth on the Prospectus of Solar Power, Inc. (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on January 22, 2008, there were 37,523,911 shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), issued and outstanding as of December 20, 2007. As of December 31, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”) owned (i) 57,147 Shares, and (ii) warrants to purchase 3,404 Shares, Walker Smith Capital (Q.P.), L.P. (“WSCQP”) owned (i) 365,459 Shares, and (ii) warrants to purchase 22,398 Shares, Walker Smith International Fund, Ltd. (“WS International”) owned (i) 507,476 Shares, and (ii) warrants to purchase 34,883 Shares, and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the “WS Funds”) owned (i) 199,734 Shares, and (ii) warrants to purchase 14,320 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, Walker Smith Opportunity Fund, L.P. (“WSO”) owned (i) 407,628 Shares, and (ii) warrants to purchase 21,578 Shares, Walker Smith Opportunity Fund (Q.P.), L.P. (“WSOQP”) owned (i) 380,012 Shares, and (ii) warrants to purchase 20,194 Shares, and Walker Smith Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned (i) 517,644 Shares, and (ii) warrants to purchase 27,463 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP, the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, Patrick P. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSVM, WSV Capital, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to

WS Capital Management, L.P.:	1,129,816*
WSV Management, L.L.C.:	1,305,284*
WS Ventures Management, L.P.:	1,305,284*
Reid S. Walker:	2,435,100*
G. Stacy Smith:	2,435,100*
Patrick P. Walker:	1,305,284*

(iii)	sole power to dispose or to direct the disposition of: 0*

vote and to direct the disposition of the securities held by the WSO Funds. The warrants contain an issuance limitation prohibiting the warrant holder from exercising those securities to the extent that such exercise would result in beneficial ownership by the warrant holder and its affiliates of more than 4.99% of the Shares then issued and outstanding (including for such purpose the Shares issuable upon exercise) (the “4.99% Issuance Limitation”). The 4.99% Issuance Limitation may be waived by the warrant holder, at the election of the warrant holder, upon not less than 61 days’ prior notice to the Company. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) WSC Management and WS Capital are deemed to beneficially own 1,129,816 Shares, or approximately 3.0% of the Shares Deemed issued and outstanding as of the Reporting Date, (ii) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 2,435,100 Shares, or approximately 6.5% of the Shares deemed issued and outstanding as of the Reporting Date, and (iii) WSV, WSVM and Mr. Patrick P. Walker are deemed to beneficially own 1,305,284 Shares, or approximately 3.5% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

(iv)	shared power to dispose or to direct the disposition of:

WS Capital, L.L.C.:	1,129,816*
WS Capital Management, L.P.:	1,129,816*
WSV Management, L.L.C.:	1,305,284*
WS Ventures Management, L.P.:	1,305,284*
Reid S. Walker:	2,435,100*
G. Stacy Smith:	2,435,100*
Patrick P. Walker:	1,305,284*

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

* Based on information set forth on the Prospectus of Solar Power, Inc. (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on January 22, 2008, there were 37,523,911 shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), issued and outstanding as of December 20, 2007. As of December 31, 2007 (the “Reporting Date”), Walker Smith Capital, L.P. (“WSC”) owned (i) 57,147 Shares, and (ii) warrants to purchase 3,404 Shares, Walker Smith Capital (Q.P.), L.P. (“WSCQP”) owned (i) 365,459 Shares, and (ii) warrants to purchase 22,398 Shares, Walker Smith International Fund, Ltd. (“WS International”) owned (i) 507,476 Shares, and (ii) warrants to purchase 34,883 Shares, and HHMI Investments, L.P. (“HHMI” and collectively with WSC, WSCQP and WS International, the “WS Funds”) owned (i) 199,734 Shares, and (ii) warrants to purchase 14,320 Shares. WS Capital Management, L.P. (“WSC Management”) is the general partner of WSC and WSCQP, the agent and attorney-in-fact for WS International and the investment manager for HHMI. WS Capital, L.L.C. (“WS Capital”) is the general partner of WSC Management. Reid S. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSC Management, WS Capital, and Messrs. Reid S. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WS Funds. In addition, as of the Reporting Date, Walker Smith Opportunity Fund, L.P. (“WSO”) owned (i) 407,628 Shares, and (ii) warrants to purchase 21,578 Shares, Walker Smith Opportunity Fund (Q.P.), L.P. (“WSOQP”) owned (i) 380,012 Shares, and (ii) warrants to purchase 20,194 Shares, and Walker Smith Opportunity Fund International, Ltd. (“WSO International” and collectively with WSO and WSOQP, the "WSO Funds") owned (i) 517,644 Shares, and (ii) warrants to purchase 27,463 Shares. WS Ventures Management, L.P. (“WSVM”) is the general partner of WSO and WSOQP, the agent and attorney-in-fact for WSO International. WSV Management, L.L.C. (“WSV”) is the general partner of WSVM. Reid S. Walker, Patrick P. Walker and G. Stacy Smith are principals of WS Capital. As a result, WSVM, WSV Capital, and Messrs. Reid S. Walker, Patrick P. Walker and G. Stacy Smith possess shared power to vote and to direct the disposition of the securities held by the WSO Funds. The warrants contain an issuance limitation prohibiting the warrant holder from exercising those securities to the extent that such exercise would result in beneficial ownership by the warrant holder and its affiliates of more than 4.99% of the Shares then issued and outstanding (including for such purpose the Shares issuable upon exercise) (the “4.99% Issuance Limitation”). The 4.99% Issuance Limitation may be waived by the warrant holder, at the election of the warrant holder, upon not less than 61 days’ prior notice to the Company. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) WSC Management and WS Capital are deemed to beneficially own 1,129,816 Shares, or approximately 3.0% of the Shares Deemed issued and outstanding as of the Reporting Date, (ii) Messrs. Reid S. Walker and G. Stacy Smith are deemed to beneficially own 2,435,100 Shares, or approximately 6.5% of the Shares deemed issued and outstanding as of the Reporting Date, and (iii) WSV, WSVM and Mr. Patrick P. Walker are deemed to beneficially own 1,305,284 Shares, or approximately 3.5% of the Shares deemed issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable.
Item 8.	Identification and Classification of Members of the Group: Not Applicable.
Item 9.	Notice of Dissolution of Group: Not Applicable.
Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 12, 2008

/s/ Reid S. Walker
REID S. WALKER

/s/ G. Stacy Smith
G. STACY SMITH

/s/ Patrick P. Walker
PATRICK P. WALKER

WS CAPITAL, L.L.C.
By: /s/ Reid S. Walker
Reid S. Walker, Member

WS CAPITAL MANAGEMENT, L.P.
By: WS Capital, L.L.C., its general partner
By: /s/ Reid S. Walker
Reid S. Walker, Member

WSV MANAGEMENT, L.L.C.
By: /s/ Reid S. Walker
Reid S. Walker, Member

WS VENTURES MANAGEMENT, L.P.
By: WSV Management, L.L.C., its general partner
By: /s/ Reid S. Walker
Reid S. Walker, Member

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)